Exhibit 99.1

B Communications Reports Financial Results For the

Second Quarter of 2019

Ramat Gan, Israel - August 29, 2019 - B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corporation Limited (“Bezeq”) (TASE: BEZQ), today reported its financial results for the second quarter of 2019.

Recent Developments

As previously reported, during the last few weeks the Tel Aviv-Jaffa District Court (the “Court”) approved the “Searchlight-Fuhrer” transaction and the arrangement pursuant to Section 350 of the Israeli Companies Law relating to the transaction among the Company, Internet Gold, Searchlight and T.N.R Investments (the vehicle of the Fuhrer Group). No objections to the settlement and transaction were received prior to the deadline set by the Court.

The Searchlight-Fuhrer transaction was also approved by the debenture holders and shareholders of both the Company and Internet Gold-Golden Lines Ltd., as required by law, and by the Israeli Antitrust Authority. The Israeli Securities Authority has indicated that it does not intend to oppose the arrangement and transactions pursuant to it.

The approval of the Israeli Ministry of Communications will be required to complete the transaction.

The Searchlight Fuhrer transaction includes the purchase of all Internet Gold’s holdings in our company in consideration for NIS 225 million and a direct investment of NIS 260 million in our company. In accordance with the pending transaction, upon closing, Internet Gold will inject an aggregate of NIS 345 million (which will include the consideration payable by Searchlight to Internet Gold) into our company in consideration for newly issued shares and debentures of B Communications.

Pursuant to the updated proposal, an aggregate of NIS 640 million will be injected into the Company (compared to only NIS 250 million in the original proposal), in consideration of share capital and long-term interest-bearing debentures having an approximate equivalent value. The Searchlight proposal will also enable the Company to make the final payment in respect of its Series B debentures as well very substantial payments (NIS 614 million) on account of its obligations to the existing Series C debenture holders (before the allotment of the additional debentures).

The consolidated financial results of the Company for the second quarter of 2019 were impacted by three extraordinary items: (i) the write-off of the tax asset in respect of losses from Yes of NIS 1.166 billion, (ii) the impairment losses in Pelephone of NIS 1.35 billion, and (iii) the capital gains of NIS 403 million from the sale of the “Sakia” property.

Comments of Ami Barlev, CEO of B Communications:

Over the past few weeks, the Company’s management has continued to make intensive efforts to promote alternatives and transactions that will enable a significant capital injection into the Company.

We are very pleased with the several approvals received to date with respect to the transaction. At this stage, all approvals required for the transaction have been received, with the exception of the approval from the Israeli Ministry of Communications, which we expect to receive in the very near future.

We thank the public for the trust and the high confidence that has been given to our company over the past few months. The Company’s board of directors intends to continue to act for the benefit of all the Company’s stakeholders.

Heightened competition in all areas of the Israeli telecommunications market is reflected in Bezeq’s Group second quarter results. In response, the Bezeq Group is taking many actions to adapt Bezeq to the competitive situation and strengthen the Group for the upcoming challenges. The Bezeq Group has initiated deep and complex streamlining processes in each of the Group companies as well as by creating managerial and operational synergies. Streamlining processes naturally result in short-term expenses but are expected to create significant value in the medium and long term. The fruits of these processes will be seen as time goes by. On the other hand, the Bezeq’s Group is developing new areas of activity tailored to technological and consumer changes in the various markets and is adapting existing businesses to changing realities.

On February 14, 2019, Bezeq petitioned the Supreme Court to cancel the structural separation in the Bezeq Group immediately. The Ministry is expected to respond by September 5, 2019. If granted, the cancellation of the structural separation is expected to improve the Bezeq Group’s competitive position.

Bezeq’s management is taking significant steps to ensure Bezeq’s stability and growth in the coming years. We believe in their considerable abilities.

Business Performance:

The Bezeq Group continues to deliver strong business performance relative to the market, while streamlining and reducing expenses. During the quarter, The Bezeq Group continued to solidify its significant financial strength by, among other factors, reducing net debt by approximately NIS 1 billion compared to the corresponding quarter in 2018. In 2019, Bezeq raised NIS 1.39 billion with an average duration of over 7 years and made early repayments of NIS 438 million. Bezeq intends to continue to work to reduce its debt and extend the duration of its debt.

In the second quarter, Bezeq strengthened its presence in customer homes and in businesses through the significant penetration of its advanced BE router, along with related solutions that complement the home broadband experience. At the same time, Bezeq continued to expand and strengthen its advanced business communications solutions. Bezeq is making great efforts to develop new growth engines that leverage the diverse capabilities of the company. The Ministry of Communications recently released a number of new policy documents regarding various aspects of fiber optic services for private customers. We hope that when the hearing is completed, a new policy will be formulated that will allow Bezeq to start providing the services on an economic basis.

In the second quarter, Bezeq International continued to grow revenues and stabilize profitability metrics, despite the intense competition in the telecommunications market. In addition, Bezeq International grew its cloud operations and formed partnerships with international companies. Recently, Bezeq International signed an agreement with its labor union regarding the ongoing streamlining and synergy processes. Further to this agreement, Bezeq International launched its first triple play package including, leading Internet services from Bezeq International together with high quality TV from Yes. This package enables Bezeq International to enhance the value proposition for both existing and new customers and to offer a full range of telecommunications products under one roof/umbrella?.

Pelephone has grown the number of subscribers for more than three years and has added another 58,000 subscribers since the beginning of 2019. This is an impressive achievement, especially in light of the intense competition and erosion in profitability in the cellular market. Alongside the growth in subscribers, Pelephone continued to streamline operations and saved NIS 51 million in operating expenses in the first half of 2019. Pelephone is currently negotiating with its labor union to reach a new agreement that will allow Pelephone to make the necessary adjustments to ensure its future in a changing and competitive environment.

B Communications’ Unconsolidated Financial Liabilities and Liquidity

As of June 30, 2019, B Communications’ unconsolidated liquidity balances (comprised of cash and cash equivalents, short term investments and funds deposited in a pledged account) totaled NIS 706 million ($198 million) and its financial liabilities totaled NIS 2.52 billion ($708 million), including NIS 2.28 billion ($641 million) of Series C Debentures and NIS 237 million ($67 million) of Series B Debentures (including accrued interest and unamortized premiums, discounts and debt issuance costs for both series). All of the debt is now classified as currently due.

(In millions)	June 30,	June 30,	June 30,	December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS
Financial liabilities
Series B debentures	230	237	67	229
Series C debentures	2,236	2,282	641	2,238
Total financial liabilities	2,466	2,519	708	2,467

Liquidity
Cash and short-term investments	524	663	186	546
Pledged account (*)	40	43	12	43
Total liquidity	564	706	198	589

Net debt	1,902	1,813	510	1,878

*	Pledged for the benefit of the holders of the Series C Debentures. Pursuant to the indenture for the Series C Debentures, the account is required to include sufficient funds to meet the next interest payment payable to the holders of those debentures.

B Communications Unconsolidated Sources and Uses for the Six Months Ended June 30, 2019

(In millions)	NIS	US$

Net debt as of December 31, 2018	1,878	528

Financing expenses, net	42	12
Issuance of shares	(117)	(33)
Operating expenses	10	3

Net debt as of June 30, 2019	1,813	510

Bezeq’s Dividend Distribution Policy:

On March 27, 2019, Bezeq’s Board of Directors resolved to cancel Bezeq’s dividend distribution policy, which was previously updated on March 6, 2018. The decision was made as a result of Bezeq’s expected failure to meet the “profit test” during the next two years. Accordingly, Bezeq’s Board of Directors decided that it would not be appropriate to maintain a dividend policy when in practice dividends are not expected to be paid.

The cancellation of Bezeq’s dividend policy will not prevent Bezeq’s Board of Directors from examining from time to time the distribution of dividends to its shareholders, taking into consideration, among other factors, the provisions of the law, the state of its business and capital structure, and the need to maintain a balance between ensuring its financial strength and stability and the continued creation of value to its shareholders, all of which are subject to the approval of the general meeting of shareholders of Bezeq with respect to each specific distribution, as prescribed in the Bezeq’s Articles of Association.

B Communications Second Quarter Consolidated Financial Results

B Communications’ consolidated revenues for the second quarter of 2019 totaled NIS 2.22 billion ($625 million), a 4.7% decrease from NIS 2.33 billion reported in the second quarter of 2018. For both the current and the prior periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

B Communications’ consolidated operating loss for the second quarter of 2019 totaled NIS 536 million ($151 million) compared to an operating loss of NIS 14 million reported in the second quarter of 2018. The loss in the second quarter of 2019 resulted mainly from impairment losses related to Bezeq’s cellular segment.

B Communications’ consolidated loss for the second quarter of 2019 totaled NIS 1.87 billion ($527 million), compared to a loss of NIS 197 million reported in the second quarter of 2018. The loss in the second quarter of 2019 resulted mainly from impairment losses related to Bezeq’s cellular segment and the cancellation of Bezeq’s deferred tax asset that resulted from the Bezeq-Yes transaction.

B Communications’ loss attributable to shareholders for the second quarter of 2019 was NIS 1.02 billion ($286 million), compared to a loss of NIS 315 million reported in the second quarter of 2018.

B Communications Unconsolidated Financial Results

(In millions)	Three months ended June 30,			Year ended December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS

Financing expenses, net	(17)	(24)	(7)	(96)
Operating expenses	(8)	(5)	(1)	(18)
PPA amortization, net	(9)	(10)	(3)	(16)
Impairment losses	(333)	(819)	(229)	(618)
Interest in Bezeq’s net profit (loss)	52	*(165)	*(46)	(281)
Loss for the period	(315)	(1,021)	(286)	(1,029)

*	Adjusted by impairment losses of Pelephone in the amount of NIS 951 million.

As of June 30, 2019, B Communications held approximately 26.34% of Bezeq’s outstanding shares. B Communications’ interest in Bezeq’s loss for the second quarter of 2019 totaled NIS 414 million ($116 million) compared with the net profit of NIS 52 million reported in the second quarter of 2018.

During the second quarter of 2019, B Communications recorded net amortization expenses related to its Bezeq purchase price allocation (“Bezeq PPA”) of NIS 10 million ($3 million). In addition, B Communications incurred impairment losses of NIS 819 million ($229 million) in the second quarter of 2019 with respect to impairment losses in Bezeq’s cellular communications segment resulting from the continued fierce competition in the Israeli cellular market. From April 14, 2010, the date of the acquisition of its interest in Bezeq, until June 30, 2019, B Communications has amortized approximately 86% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment.

B Communications’ unconsolidated net financial expenses for the second quarter of 2019 totaled NIS 24 million ($7 million) compared with net financial expenses of NIS 17 million in the second quarter of 2018. Net financial expenses for the second quarter of 2019 included NIS 28 million ($8 million) of financial expenses related to the Company’s Series B and C debentures. Those expenses were partially offset by a financial profit of NIS 4 million ($1 million) generated by short term investments.

B Communications’ unconsolidated loss for the second quarter of 2019 was NIS 1.02 billion ($287 million) compared with a loss of NIS 315 million reported in the second quarter of 2018. The loss in the second quarter of 2019 resulted mainly from impairment losses related to Bezeq’s cellular segment and the cancellation of Bezeq’s deferred tax asset that resulted from the Bezeq- Yes transaction.

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter ended June 30, 2019. For a full discussion of Bezeq’s results for the quarter ended June 30, 2019, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q2-2019	Q2-2018	% change
	(NIS millions)
Revenues	2,224	2,333	(4.7)%
Operating profit (loss)	(94)	371
Operating margin	-4.2%	15.9%
Net profit (loss)	(1,573)	195
EBITDA	384	908	(57.7)%
EBITDA margin	17.3%	38.9%
Diluted EPS (NIS)	(0.57)	0.07
Cash flow from operating activities	624	806	(22.6)%
Payments for investments	525	531	(1.1)%
Free cash flow [1]	350	122	186.9%
Total debt	11,334	12,000	(5.6)%
Net debt	8,419	9,401	(10.4)%
EBITDA (trailing twelve months)	1,107	3,729	(70.3)%
Adjusted EBITDA (trailing twelve months) [2]	3,821	3,909	(2.3)%
Net debt / Adjusted EBITDA (end of period) [3]	2.5	2.5

[1]	Free cash flow is defined as cash flow from operating activities less net payments for investments.
[2]	Adjusted EBITDA in excluding other operating income/expenses and loss from impairment of assets
[3]	Net debt to adjusted EBITDA ratio is excluding IFRS 16 impact

Revenues of the Bezeq Group in the second quarter of 2019 were NIS 2.22 billion ($624 million) compared to NIS 2.33 billion in the corresponding quarter of 2018, a decrease of 4.7%. The decrease in revenues was due to lower revenues in Bezeq Fixed-Line, Pelephone and Yes.

Salary expenses of the Bezeq Group in the second quarter of 2019 were NIS 489 million ($137 million) compared to NIS 503 million in the corresponding quarter of 2018, a decrease of 2.8%. The decrease in salary expenses in the second quarter was primarily due to the reduction in salary expenses in Bezeq International and Yes.

Operating expenses of the Bezeq Group in the second quarter of 2019 were NIS 814 million ($228 million) compared to NIS 838 million in the corresponding quarter of 2018, a decrease of 2.9%. The decrease in operating and general expenses was primarily due to lower expenses in Bezeq Fixed-Line, and Pelephone.

Other operating income, net in the second quarter of 2019 was NIS 414 million ($116 million) compared to operating expenses of NIS 84 million in the same quarter of 2018. Other operating income/expenses was impacted by the recording of capital gains of NIS 403 million from the sale of the “Sakia” complex and the provision of NIS 81 for the early retirement of employees at Bezeq Fixed-Line in the second quarter of 2018.

Depreciation and amortization expenses of the Bezeq Group in the second quarter of 2019 were NIS 478 million ($134 million) compared to NIS 537 million in the corresponding quarter of 2018, a decrease of 11%. The decrease in depreciation and amortization expenses was primarily due to the decrease in depreciable and amortizable assets in Yes in the fourth quarter of 2018. The decrease was partially offset by the ongoing impairment losses (fixed and intangible assets) recorded in the current quarter.

Loss from impairment of assets in the second quarter of 2019 was NIS 951 million ($267) million. The loss was due to the decrease in value of goodwill at Pelephone.

Operating loss of the Bezeq Group in the second quarter of 2019 was NIS 94 million ($26 million) compared to operating profit of NIS 371 million in the corresponding quarter of 2018.

EBITDA of the Bezeq Group in the second quarter of 2019 was NIS 384 billion ($107 million) (EBITDA margin of 17.3%) compared to NIS 908 million (EBITDA margin of 38.9%) in the corresponding quarter of 2018, a decrease of 57.7%.

Adjusted EBITDA (after adjusting for the loss from impairment and other operating income/expenses) in the second quarter of 2019 was NIS 921 million (EBITDA margin of 41.4%), compared to NIS 992 million in the corresponding quarter of 2018, a decrease of 7.2%.

Financing expenses, net of the Bezeq Group in the second quarter of 2019 amounted to NIS 136 million ($38 million) compared to NIS 110 million in the corresponding quarter of 2018, an increase of 23.6%. The increase in financing expenses was primarily due to the increase in financing expenses in Bezeq Fixed-Line and Yes.

Tax expenses of the Bezeq Group in the second quarter of 2019 were NIS 1.34 billion ($376 million) compared to NIS 65 million in the corresponding quarter of 2018. The increase in tax expenses was due to the write-off of the balance of the tax asset in respect of losses from Yes as well as an increase in taxable income, mainly due to capital gains for the sale of the “Sakia” complex.

The Bezeq Group incurred a loss in the second quarter of 2019 of NIS 1.57 billion ($441 million) compared to net profit of NIS 195 million in the corresponding quarter of 2018. The transition from net profit to loss was primarily due to the aforementioned decrease in operating profit and tax asset write off.

Adjusted net profit (after adjusting for the write-off of the tax asset, loss from impairment and other operating income/expenses) in the second quarter of 2019 was NIS 225 million, compared to NIS 260 million in the same quarter of 2018, a decrease of 13.5%.

Cash flow from operating activities of the Bezeq Group in the second quarter of 2019 was NIS 624 million ($175 million) compared to NIS 806 million in the corresponding quarter of 2018, a decrease of 22.6%. The decrease in cash flow from operating activities was primarily due to a decrease in all key Bezeq Group segments.

Payments for investments (Capex) in the second quarter of 2019 was NIS 525 million ($147 million) compared to NIS 531 million in the same quarter of 2018, a decrease of 1.1%. Capex in the second quarter of 2019 included payment of a betterment levy of NIS 149 million in connection with the sale of the “Sakia” complex, compared to payment of NIS 112 million for permit fees in the second quarter of 2018.

Free cash flow of the Bezeq Group in the second quarter of 2019 was NIS 350 million ($98 million) compared to NIS 122 million in the corresponding quarter of 2018, an increase of 186.9%. The increase in free cash flow was primarily due to proceeds of NIS 323 million received in connection with the sale of the “Sakia” complex, compared to payment of NIS 80 million for betterment tax in the second quarter of 2018.

Total debt of the Bezeq Group as of June 30, 2019 was NIS 11.33 billion ($3.18 billion) compared to NIS 12 billion as of June 30, 2018.

Net debt of the Bezeq Group was NIS 8.42 billion ($2.36 billion) as of June 30, 2019 compared to NIS 9.4 billion as of June 30, 2018.

Net debt to adjusted EBITDA (trailing twelve months) ratio of the Bezeq Group as of June 30, 2019, was 2.5, the same as at June 30, 2018.

Notes:

Convenience translation to U.S Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.56 = US$ 1 as published by the Bank of Israel for June 30, 2019.

Bezeq Group 2019 Outlook

Due to extraordinary items in the second quarter of 2019 (write-off of the tax asset, impairment loss in Pelephone assets and the recording of capital gains from the sale of the “Sakia” complex) as well as the inclusion of estimated costs for early retirement, the Bezeq Group has updated its outlook for 2019, as originally published in Bezeq’s periodic report as of December 31, 2018 (the “Original Outlook”) as follows:

Net loss attributable to shareholders:

Approximately NIS 1.1 billion (compared to net profit of NIS 900 million to NIS 1.0 billion in the Original Outlook)

EBITDA:

Approximately NIS 2.9 billion (compared to NIS 3.9 billion in the Original Outlook)

CAPEX*:

Approximately NIS 1.7 billion (unchanged)

The Bezeq Group’s updated Outlook includes the write-off of the balance of the tax asset in respect of losses from Yes of NIS 1.166 billion, an impairment loss in Pelephone assets of NIS 951 million, capital gains of NIS 403 million from the sale of the “Sakia” complex and provisions of NIS 380 million for the early retirement of employees in Bezeq Fixed-Line, Pelephone, Bezeq International and Yes. NIS 360 million of the total forecast provisions for early retirement have not yet been recorded in Bezeq’s financial statements and represents an estimate that may not be realized. The forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Bezeq’s estimates, assumptions and expectations and do not include the effects, if any, of the cancellation of the Group’s structural separation and the merger with the subsidiary companies and everything involved therein in 2019. The Group’s forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group’s ability to implement its plans in 2019. Actual results may differ from these estimates taking note of changes which may occur in the foregoing, in business conditions, and the effects of regulatory decisions, technology changes and developments in the structure of the telecommunications market, and so forth, or the realization of one or more of the risk factors as were detailed in Bezeq’s periodic reports.

*	CAPEX – payments for investments (gross) in fixed and intangible assets

Reporting Principles and Accounting Policy

Presentation of impairment losses

An impairment loss arising from a non-recurring adjustment of forecasts for the coming years is classified as other operating expenses in the statement of income. On the other hand, an impairment loss arising from the continuous adjustment of non-current assets of the Group companies to their fair value, less disposal costs (arising due to the expected negative cash flow and negative operating value of those companies) is classified under the same items as the current expenses for these assets. This classification is more consistent with the presentation method based on the nature of the expense and is more suitable for understanding the Group’s business.

Accordingly, as from the second quarter of 2019, impairment of the broadcasting rights in DBS (Yes) and Walla! are presented under “operating and general expenses”, while impairment of fixed assets and intangible assets are presented under “depreciation, amortization and impairment” in the statement of income.

Use of non-IFRS financial measures

We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. The following non-IFRS measures are provided in the press release and accompanying supplemental information because management believes these measurements are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

●	EBITDA - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization;

●	EBITDA trailing twelve months - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization during last twelve months;

●	Net debt - defined as long and short-term liabilities minus cash and cash equivalents and short-term investments; and

●	Net debt to adjusted EBITDA ratio - defined as net debt divided by the trailing twelve months adjusted EBITDA.

●	Free Cash Flow - defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net and lease payments.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net profit or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Management of Bezeq believes that free cash flow is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations. Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. Bezeq also uses the net debt and net debt to EBITDA trailing twelve months ratios to analyze its financial capacity for further leverage and in analyzing the company’s business and financial condition. Net debt reflects long and short-term liabilities minus cash and cash equivalents and investments.

Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company’s consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.

B Communications is a holding company with the controlling interest in Israel’s largest telecommunications provider, Bezeq. For more information please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Yuval Snir - IR Manager

Yuval@igld.com / Tel: +972-3-924-0000

B Communications Ltd.

Consolidated Statements of Financial Position as at

(In millions)

	June 30,	June 30,	June 30,	December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	1,098	1,441	405	1,104
Investments	2,065	2,181	613	1,780
Trade receivables	1,822	1,744	490	1,773
Other receivables	288	289	81	269
Related party	25	-	-	-
Inventory	96	100	28	97

Total current assets	5,394	5,755	1,617	5,023

Non-Current Assets
Trade and other receivables	447	535	150	470
Property, plant and equipment	6,949	6,105	1,715	6,313
Intangible assets	5,353	3,256	915	4,227
Deferred expenses and investments	585	503	141	509
Broadcasting rights	467	59	17	60
Rights of use assets	1,424	1,175	330	1,504
Deferred tax assets	1,035	12	3	1,205
Investment property	130	-	-	64

Total non-current assets	16,390	11,645	3,271	14,352

Total assets	21,784	17,400	4,888	19,375

B Communications Ltd.

Consolidated Statements of Financial Position as at (cont’d)

(In millions)

	June 30,	June 30,	June 30,	December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Current Liabilities
Bank loans and credit and debentures	2,022	4,083	1,147	3,997
Leases rights liabilities	417	434	122	445
Trade and other payables	1,594	1,489	418	1,702
Current tax liabilities	8	27	8	8
Provisions	110	148	42	175
Employee benefits	369	443	124	581
Total current liabilities	4,520	6,624	1,861	6,908

Non-Current Liabilities
Bank loans and debentures	12,433	9,709	2,727	9,637
Leases rights liabilities	1,034	1,022	287	1,106
Employee benefits	267	487	137	445
Other liabilities	210	163	46	175
Provisions	40	38	10	38
Deferred tax liabilities	440	123	35	302
Total non-current liabilities	14,424	11,542	3,242	11,703

Total liabilities	18,944	18,166	5,103	18,611

Equity
Attributable to shareholders of the Company	966	(631)	(177)	228
Non-controlling interests	1,874	(135)	(38)	536

Total equity	2,840	(766)	(215)	764

Total liabilities and equity	21,784	17,400	4,888	19,375

B Communications Ltd.

Consolidated Statements of Income for the

(In millions except per share data)

							Year ended
	Six months period ended June 30,			Three months period ended June 30,			December 31,
	2018	2019	2019	2018	2019	2019	2018
	NIS	NIS	US$	NIS	NIS	US$	NIS
Revenues	4,694	4,480	1,258	2,333	2,223	624	9,321

Costs and expenses
Depreciation and amortization	1,150	1,021	287	581	516	145	2,387
Salaries	1,014	985	276	504	489	138	1,995
General and operating expenses	1,689	1,632	458	845	818	229	3,394
Impairment losses	332	1,345	378	332	1,345	378	2,294
Other operating expenses (income)	108	(409)	(115)	85	(409)	(115)	635

	4,293	4,574	1,284	2,347	2,759	775	10,705

Operating profit (loss)	401	(94)	(26)	(14)	(536)	(151)	(1,384)

Financing expenses, net	263	277	78	127	161	45	531

Profit (loss) after financing expenses, net	138	(371)	(104)	(141)	(697)	(196)	(1,915)

Share of loss in equity-accounted investee	2	1	-	1	1	-	3

Profit (loss) before income tax	136	(372)	(104)	(142)	(698)	(196)	(1,918)

Income tax expenses	138	1,277	359	55	1,180	331	(59)

Loss for the period	(2)	(1,649)	(463)	(197)	(1,878)	(527)	(1,859)

Profit (loss) attributable to:
Shareholders of the Company	(287)	(977)	(274)	(315)	(1,021)	(286)	(1,029)
Non-controlling interests	285	(672)	(189)	118	(857)	(241)	(830)

Loss for the period	(2)	(1,649)	(463)	(197)	(1,878)	(527)	(1,859)

Loss per share
Basic	(9.62)	(26.77)	(7.51)	(10.56)	(27.38)	(7.68)	(34.44)
Diluted	(9.62)	(26.77)	(7.51)	(10.56)	(27.38)	(7.68)	(34.44)

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net profit (loss) to EBITDA:

(In millions)	Three-months period ended June 30,			Trailing twelve months ended June 30,
	2018	2019	2019	2018	2019	2019
	NIS	NIS	US$	NIS	NIS	US$

Net profit (loss)	195	(1,573)	(442)	982	(2,794)	(785)
Tax expenses	65	1,342	378	387	1,376	387
Share of loss (income) in equity- accounted investee	1	1	-	3	2	1
Financing expenses, net	110	136	38	432	452	127
Depreciation and amortization	537	478	134	1,925	2,071	582

EBITDA	908	384	108	3,729	1,107	312
Other operating expenses (income)	84	(414)	(116)	93	88	25
Impairment losses	-	951	267	87	2,626	738
Adjusted EBITDA	992	921	259	3,909	3,821	1,075

Net Debt

The following table shows the calculation of the Bezeq Group’s net debt:

(In millions)	As at June 30,
	2018	2019	2019
	NIS	NIS	US$

Short term bank loans and credit and debentures	1,796	1,625	456
Non-current bank loans and debentures	10,204	9,709	2,727
Cash and cash equivalents	(923)	(971)	(273)
Investments	(1,676)	(1,944)	(546)

Net debt	9,401	8,419	2,364

Net Debt to Trailing Twelve Months EBITDA Ratio

The following table shows the calculation of the Bezeq Group’s net debt to Adjusted EBITDA trailing twelve months ratio:

(In millions)	As at June 30,
	2018	2019	2019
	NIS	NIS	US$

Net debt	9,401	8,419	2,364

Trailing twelve months Adjusted EBITDA	3,909	3,821	1,075

Net debt to Adjusted EBITDA ratio*	2.5	2.5	2.5

*	Calculation of net debt to adjusted EBITDA ratio is excluding IFRS 16 impact.

Reconciliation for NON-IFRS Measures

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three-month period ended June 30,
	2018	2019	2019
	NIS	NIS	US$

Cash flow from operating activities	806	624	175
Purchase of property, plant and equipment	(308)	(281)	(79)
Investment in intangible assets and deferred expenses	(111)	(95)	(27)
Lease payments	(95)	(90)	(25)
Permit fee	(112)	(149)	(41)
Betterment tax	(80)	-	-
Proceeds from the sale of property, plant and equipment	23	341	95
Free cash flow	123	350	98

Designated Disclosure with Respect to the Company’s Projected Cash Flows

In connection with the issuance of our Series C Debentures in September 2016, we undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the prospectus governing our Series C Debentures.

This model provides that in the event certain financial “warning signs” exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series C Debentures.

In March 2019, we announced that because of the material write-downs in the Bezeq Group and the aggregate material decline in our assets, as well as due to the sequence of events of deterioration in the Bezeq Group, we should enter into a dialogue with the holders of our Debentures in order to examine financial possibilities for strengthening our shareholders’ equity and our financial position. The Board further determined to withhold payments to its financial creditors until reaching a sufficiant solution.

In examining the existence of warning signs as of June 30, 2019, our board of directors noted that our unconsolidated unaudited cash flow statement for the second quarter of 2019 reflects that we, as expected, had a continuing negative cash flow from operating activities of NIS 5 million. In addition, the Company’s unaudited statements of financial position as of June 30, 2019, reflect that the Company had an equity deficit of NIS 631 million and negative working capital of approximately NIS 1.8 billion as of such date. The negative working capital is a result of the classification of the Company’s long term debt to “short-term” debt.

As part of the efforts to resolve the company’s financial situation, the company’s management has worked intensively to advance the “Searchlight-Fuhrer” transaction, while executing further actions for the benefit of the company. The “Searchlight-Fuhrer” transaction was described widely above and in the Company’s reports, and the Company believes it is a proper and high-quality solution to the Company’s situation.

Disclosure with Respect to the Company’s Requirements Under Series C Debentures

The Company declares with respect to the reporting period as follows:

1.	The Company did not record in favor of a third party any lien of any rank whatsoever over its direct or indirect holdings of 691,361,036 shares of Bezeq (the “Bezeq Shares”) including over any of the rights accompanying such shares.

2.	The Company did not make any disposition of the Bezeq Shares.

3.	The Company did not assume any financial debt (as defined in the Trust Deed of the Series C Debentures) during the reporting period (other than in the framework of the issuance of the Debentures, and its wholly owned subsidiaries, including B Communications (SP1) and B Communications (SP2) did not issue any financial debt whatsoever during the reporting period.

4.	As of the reporting date, the Company holds approximately 26.34% of Bezeq’s outstanding shares, directly and through its subsidiary.

5.	The equity deficit attributable to the company’s shareholders (not including non-controlling interests) according to this report amounts to NIS 631 million and represents -33.29% of the Company’s total balance sheet on an unconsolidated basis.

B Communications’ Unconsolidated Statement of Financial position as at

(In millions)

	June 30,	June 30,	June 30,	December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS

Current assets
Cash and cash equivalents	175	469	132	213
Short-term investments	389	237	66	376
Other receivables	-	1	-	2
Total current assets	564	707	198	591

Non-current assets
Investment in an investee (*)	2,876	1,188	334	2,112

Total assets	3,440	1,895	532	2,703

Current liabilities
Current maturities of debentures	226	2,457	690	2,455
Other payables	19	69	19	20
Total current liabilities	245	2,526	709	2,475

Non-current liabilities
Debentures	2,229	-	-	-

Total liabilities	2,474			2,475

Equity (equity deficit)	966	(631)	(177)	228

Total liabilities and equity	3,440	1,895	532	2,703

(*)	Investment in Bezeq.